**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

07046916

**Form 11-K**
**ANNUAL REPORT**
**Pursuant to Section 15(d) of the**
**Securities Exchange Act of 1934**

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2005

**Best Available Copy**

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

Commission File Number 333-13642

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

**RETIREMENT SAVINGS PLAN OF THE ICI GROUP**
(the "Plan")
c/o Law Department
ICI GROUP SERVICES INC.
10 Finderne Avenue
Bridgewater, NJ 08807

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC
20 Manchester Square
London W1U 3AN

REQUIRED INFORMATION

The following financial information of the Plan is submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
- December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits
- Years Ended December 31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
- December 31, 2005

KPMG

# RETIREMENT SAVINGS PLAN OF THE ICI GROUP

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

**RETIREMENT SAVINGS PLAN OF THE ICI GROUP**

**Table of Contents**

KPMG

**KPMG LLP**
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

## Report of Independent Registered Public Accounting Firm

The Plan Administrator and Members
Retirement Savings Plan of the ICI Group:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan of the ICI Group (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 19, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

**RETIREMENT SAVINGS PLAN OF**
**THE ICI GROUP**

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

| | | 2005 | 2004 |
|---|---|---|---|
| Investments, at fair value: | | | |
| Investment in Master Trust (note 5) | $ | 789,021,751 | 755,405,095 |
| Participant loans (note 3) | | 14,988,852 | 14,624,962 |
| Total investments | | 804,010,603 | 770,030,057 |
| Receivables: | | | |
| Employer contribution | | 1,835,309 | 496,212 |
| Net assets available for benefits | $ | 805,845,912 | 770,526,269 |

See accompanying notes to financial statements.

**RETIREMENT SAVINGS PLAN OF**
**THE ICI GROUP**

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

| | | 2005 | 2004 |
|---|---|---|---|
| Additions: | | | |
| Contributions: | | | |
| Employer | $ | 27,566,358 | 13,723,688 |
| Participants | | 30,466,131 | 25,823,016 |
| Rollovers | | 7,185,829 | 2,491,880 |
| Total contributions | | 65,218,318 | 42,038,584 |
| Participant loan interest income | | 801,799 | 711,997 |
| Net investment income of Master Trust (note 5) | | 52,257,205 | 54,831,250 |
| Transfers from other plans (note 1) | | 25,335 | 79,933,509 |
| Total additions | | 118,302,657 | 177,515,340 |
| Deductions: | | | |
| Distributions to participants or beneficiaries | | 67,554,599 | 54,573,034 |
| Transfers to other plans (note 1) | | 15,428,415 | 13,984,203 |
| Total deductions | | 82,983,014 | 68,557,237 |
| Net increase in assets available for benefits | | 35,319,643 | 108,958,103 |
| Net assets available for benefits: | | | |
| Beginning of year | | 770,526,269 | 661,568,166 |
| End of year | $ | 805,845,912 | 770,526,269 |

See accompanying notes to financial statements.

## RETIREMENT SAVINGS PLAN OF
## THE ICI GROUP

Notes to Financial Statements

December 31, 2005 and 2004

### (1) The Plan

#### *(a) General*

The following description of the Retirement Savings Plan of the ICI Group (the Plan or RSP), provides only general information. Participants should refer to the plan document and summary plan description booklet for a more complete description of the Plan's provisions.

The Plan is an individual account defined contribution plan. Participant accounts are credited with participant and employer contributions and are adjusted for withdrawals or distributions elected by the participant. In addition, the accounts are adjusted for an allocation of the Plan's income, expenses, and any increases or decreases in the market value of plan assets.

The Plan is sponsored by ICI Group Services Inc. (the Company). The Plan covers eligible:

- Nonunion employees of the Quest business unit of Indopco, Inc.;
- Union and nonunion employees of Mona Industries Inc.;
- Nonunion employees of Tra-Con Inc.;
- Nonunion employees of Ablestik Laboratories;
- Nonunion employees of the National Starch and Chemical Company business unit of Indopco, Inc.;
- Nonunion employees of ICI Paints (other than employees of the Stores Division and employees located in Puerto Rico);
- Union and nonunion employees of ICI Americas Inc.;
- Employees of ICI Group Services Inc.; and
- Union and nonunion employees of ICI Uniqema Inc. (prior to January 1, 2004, a business unit of Indopco, Inc.).

The Plan is invested in a tax-exempt master trust under an agreement between ICI American Holdings Inc. and Fidelity Management Trust Company (the ICI Master Trust) with other plans sponsored by subsidiaries and/or affiliates of ICI American Holdings Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

#### *(b) Background*

On December 31, 2004, the Retirement Savings Plan for the Stores Division of ICI Paints was merged into the Plan in accordance with Code section 414(1) and $74,796,961 was transferred into the Plan.

Effective January 1, 2005, ICI Group Services Inc. replaced ICI Americas Inc. as the plan sponsor.

### *(c) Contributions*

Subject to limitations imposed by law, plan participants may contribute to the Plan, in increments of 1% on a before-tax basis, between 1% and 25% (15% prior to January 1, 2002) of eligible compensation, as defined in the Plan.

The Plan also allows before-tax catch up contributions permitted under section 414(v) of the Internal Revenue Code of 1986, as amended (the Code).

Plan participants may contribute to the Plan, in increments of 1%, on an after-tax basis between 1% and 12% of eligible compensation.

For each dollar a participant contributes on a before-tax basis, the Company makes a matching contribution of one dollar subject to the limits established by the Code and the Plan's limit of 3% of eligible compensation.

The Company also contributes an additional "Make Up Matching" contribution to eligible participants of the Plan. The plan administrator determines the matching contributions made to the participant's account for the plan year. The plan administrator then determines the hypothetical year-end match based upon his/her total before-tax contributions for the year and the participant's eligible compensation for the portion of the plan year in which the participant was eligible to participate in the Plan up to the 3% of eligible compensation. The difference, if any, between the actual matching contribution and the hypothetical year-end match is the "Make Up Matching" contribution.

The Plan also provides for a discretionary business contribution based on the profitability of identified business units. Business contributions may range from zero to 5% of eligible compensation. Each identified business unit may set different criteria for the business contribution. A participant must be actively employed on the last day of the plan year to receive a business contribution for that year.

Effective April 1, 2002, a participant who is not eligible to participate in a defined benefit pension plan of the ICI Group will be eligible for a retirement contribution unless (i) he agrees in writing that he is not eligible or (ii) he is a member of a collective bargaining unit that has not negotiated the retirement contribution. The retirement contribution is variable for Stores participants, 4% for eligible non-Stores participants of The Glidden Company and 5% for all other eligible participants. Retirement contributions are not withdrawable prior to termination of employment, are not eligible for loans and are not counted to determine the amount available for a loan.

### *(d) Vesting*

Participants are 100% vested at all times in the value of their before-tax and after-tax contributions, the Company's matching contributions, business contributions and income or loss thereon. Retirement contributions vest upon completion of five years of vesting subject to the break-in service rule.



(Continued)

Forfeitures represent the unvested portion of employer contributions. Forfeitures result from the termination of a participant prior to becoming 100% vested in the retirement contribution. Forfeitures are used to offset retirement contributions. For the years ended December 31, 2005 and 2004, forfeitures were $615,085 and $441,650, respectively.

*(e)* ***Benefit Payments***

Prior to termination of employment and age 59-1/2, participants may withdraw their after-tax employee contributions, and related investment income (loss), if any, on such contributions, subject to plan limitations and restrictions. Before-tax employee contributions may be withdrawn only in the event of certain financial hardships, as defined, or after reaching the age of 59-1/2. As provided by law and under circumstances provided for in the Plan, such withdrawals may result in suspension from eligibility to make employee contributions to the Plan for various periods of time. After age 59-1/2, participants may elect to withdraw all or part of their account balance prior to termination of employment.

Upon termination of employment, or at certain later times provided under the Plan, a participant's vested account balance is distributed in a lump sum, deferred until normal retirement, or rolled over to another qualified employer-sponsored plan or individual retirement account. Participant's meeting certain criteria, as defined in the Plan, may elect installment payment options.

*(f)* ***Investment Options***

Contributions and balances are invested at the election of the participant in one or more of the following funds:

***ICI Long-Term Income Fund*** – This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, although typically three to five years. As contracts and bonds mature, the proceeds are reinvested in one or more new contracts, bonds or bond portfolios. The fund's rate of return is a blended rate that varies based on all of the underlying investments.

***Fidelity Balanced Fund*** – This fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder in investment-grade bonds and other investment debt securities of both medium and high quality. The fund invests approximately 25% of assets in fixed income senior securities, including investment-grade debt securities and preferred stock. The goal of this fund is to provide income and capital growth consistent with reasonable risk.

***Mellon Capital Asset Allocation Strategy Fund*** – This fund is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment manager.

***Fidelity Equity Income Fund*** – This fund normally invests at least 65% of assets in income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund potentially invests in other types of equity and debt securities, including lower-quality debt services.

The objective of this fund is to provide reasonable income while considering the potential for capital appreciation.

***Fidelity US Equity Index Pooled Fund*** – This fund invests primarily in the common stocks of the 500 companies that make up the S&P 500. The goal of this fund is to approximate the composition and total return of the Standard and Poor's 500 Index.

***Fidelity Magellan Fund*** – This fund invests primarily in common stocks and securities convertible into common stock, but may also invest in other types of securities. The objective of this fund is to increase the value of investments over the long term through capital appreciation.

***Fidelity Aggressive Growth Fund*** – This fund invests primarily in common stocks of domestic and foreign issuers. The objective of this fund is to increase the value of investment over the long term through capital appreciation. This fund is closed to new investments. Participants may transfer money out of the fund, but not into this fund.

***T. Rowe Price Small Cap Stock Fund*** – This fund invests primarily in stocks of small and medium-sized companies that are believed to offer superior earnings growth or that appear to be undervalued. The objective of this fund is to provide long-term capital growth.

***American Funds Europacific Growth Fund*** – This fund's objective is long-term growth through investments primarily in common stocks (to include ADRs) of large established non-U.S. companies. The fund also may have small investments in emerging and newly industrialized countries. There is an element of risk from exchange-rate fluctuation and the action of foreign governments.

***ICI Company Stock Fund*** – Invests primarily in Imperial Chemical Industries PLC American Depositary Receipts (ADRs), which are traded on the New York Stock exchange. The rate of return results from a combination of the movement in the price of the stock and the movement in the exchange ratio of U.S. dollars to British pounds sterling. This fund has the greatest investment risk since it is invested primarily in one security.

***Vanguard Total Bond Market Index Fund*** – This fund normally invests at least 80% of assets in bonds listed on the index. It attempts to keep its portfolio weightings in line with the weightings of the index.

***Delaware Trend Instrument Fund*** – This fund is a growth mutual fund that invests primarily in common stocks of emerging growth-oriented domestic and foreign companies. The objective of the fund is to increase the value of investments through capital growth.

***Fidelity Freedom Income Fund*** – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

***Fidelity Freedom 2010*** – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. After reaching its target date, Freedom 2010 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2010.

***Fidelity Freedom 2020*** – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. After reaching its target date, Freedom 2020 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2020.

***Fidelity Freedom 2030*** – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2030 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2030.

***Fidelity Freedom 2040*** – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2040 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2040.

***Fidelity Retirement Money Market Fund*** – This fund is a money market fund. Investment in this fund is restricted to a separate account for former participants in the Employee Stock Ownership Plan of Mona Industries Inc. (Mona ESOP). The assets in the Mona ESOP separate account were transferred to the RSP from an escrow arrangement established in connection with the purchase of the stock of Mona Industries Inc. by ICI American Holdings Inc. As a shareholder of Mona Industries Inc., the Mona ESOP has an aliquot interest in monies released from the escrow arrangement. The independent trustee of the Mona ESOP is responsible for allocating the assets in the separate account to former participants in the Mona ESOP. When the assets in the separate account are allocated by the independent trustee to the former Mona ESOP participants, the allocated assets will be credited to the account of such former Mona ESOP participants in the RSP. Where the former Mona ESOP participant does not have an account in the RSP and the amount allocated is less than $5,000, such amount will be distributed from the RSP to the former Mona ESOP participant.

For more information on investments, the prospectus of the applicable fund should be consulted.

***(g) Disability***

If a participant eligible for retirement contributions becomes disabled with less than five years of vesting, he or she will vest in his retirement contributions and earnings. If a participant eligible for retirement contributions becomes disabled after completing five years of vesting, he or she shall continue to receive retirement contributions until the earlier of the date he or she ceases to be disabled or age 65.



(Continued)

*(h) Plan Mergers, Transfers, and Corporate Actions*

There were $25,335 and $79,933,509 transfers into the plan during the December 31, 2005 and 2004 fiscal years. There were $15,428,415 and $13,984,203 transfers out of the plan during the December 31, 2005 and 2004 fiscal years.

**(2) Summary of Significant Accounting Policies**

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

*(a) Basis of Presentation*

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

*(b) Valuation of Plan Assets and Income Recognition*

The value of the Master Trust is based on the value of underlying securities. Securities listed on a national exchange and shares of registered investment companies are valued on the basis of year-end sales prices. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued on the last reported bid price. ICI ADRs are valued at the period-end market price as quoted on the New York Stock Exchange. Fixed income contracts are valued at contract value plus interest at the contract rate (which approximates fair value). Certificates of deposit are valued at cost, which approximates market value. Short-term investments, comprised principally of money market funds, are valued at cost, which approximates market value.

The carrying values for contribution receivables approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost.

Interest income is recorded on the accrual basis.

*(c) Administrative Expenses*

Generally, costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. The Mellon Capital investment management fees are charged to the Mellon Capital Asset Allocation Strategy Fund.

Fiduciary Capital Management's investment advisory fees are charged to the ICI Long-Term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold.

*(d)* ***Participant Withdrawals***

Payments to participants in the form of a withdrawal or distribution are recognized as a reduction of plan assets when paid by the trustee.

*(e)* ***Use of Estimates***

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the making of estimates and assumptions that affect the amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

*(f)* ***Risks and Uncertainties***

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

**(3) Loans to Plan Participants**

Loans from the Plan may only be made to participants who are "parties in interest" within the meaning of ERISA section 3(14). A maximum of two loans may be outstanding at any time for any eligible participant. The Plan may, however, accept more than two loans pursuant to a transfer of assets and liabilities or merger of plans into this Plan in accordance with Code §414(1), provided that a participant with more than two such loans may not take a loan under this Plan until all but one of such loans have been paid in full. A participant may borrow up to the lesser of $50,000 (reduced by the highest loan balance in the preceding 12 months) or 50% of his vested account balance (excluding retirement contributions and earnings thereon). Loans have a fixed rate of interest, 1% above the prime rate of interest at the origination of the loan. Loans are generally for a term of up to five years. The term of a loan for the purchase of a principal residence may be up to 25 years. Participant loans issued during the years ended December 31, 2005 and 2004 carried an interest rate between 6.25% and 7.75%, and 5.00% and 5.75%, respectively.

**(4) Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100% vested in their retirement contributions and earnings thereon.

**(5) Investments in Master Trust**

At December 31, 2005 and 2004, the Plan's investments (excluding participant loans) were held in the ICI Master Trust. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each fund.

**RETIREMENT SAVINGS PLAN OF**
**THE ICI GROUP**

Notes to Financial Statements

December 31, 2005 and 2004

The following table presents the fair value of investments in the Master Trust at December 31, 2005 and 2004:

| | | 2005 | 2004 |
|---|---|---|---|
| ICI Long-Term Income Fund | $ | 305,884,417 | 301,942,550 |
| Mellon Capital Asset Allocation Strategy Fund | | 19,296,568 | 18,939,548 |
| Delaware Trend Instrument Fund | | 15,418,398 | 13,315,241 |
| T. Rowe Price Small Cap Stock Fund | | 47,751,598 | 42,201,222 |
| American Funds Europacific Growth Fund | | 49,799,043 | 29,146,502 |
| ICI Company Stock Fund | | 21,491,439 | 18,822,097 |
| Fidelity Magellan Fund | | 125,805,928 | 150,392,523 |
| Fidelity Equity Income Fund | | 73,765,867 | 73,073,247 |
| Fidelity Balanced Fund | | 60,185,770 | 41,400,084 |
| Fidelity Aggressive Growth Fund | | 14,654,627 | 17,166,446 |
| Fidelity US Equity Index Pooled Fund | | 56,352,325 | 55,352,224 |
| Vanguard Total Bond Market Index Fund | | 14,529,182 | 12,571,554 |
| Fidelity Freedom Income Fund | | 1,615,238 | 1,329,389 |
| Fidelity Freedom 2010 | | 3,972,728 | 2,832,667 |
| Fidelity Freedom 2020 | | 4,207,747 | 2,550,744 |
| Fidelity Freedom 2030 | | 2,535,561 | 1,596,809 |
| Fidelity Retirement Money Market Fund | | 378,978 | 350,873 |
| Fidelity Freedom 2040 | | 3,397,106 | 1,753,802 |
| | $ | 821,042,520 | 784,737,522 |
| Plan's proportionate share | | 96.1% | 96.3% |



(Continued)

**RETIREMENT SAVINGS PLAN OF**
**THE ICI GROUP**

Notes to Financial Statements

December 31, 2005 and 2004

Net increase (decrease) in fair value by investment for the years ended December 31, 2005 and 2004 is as follows:

| | | 2005 | 2004 |
|---|---|---|---|
| ICI Long Term Income Fund | $ | 3,941,867 | (4,985,046) |
| Mellon Capital Asset Allocation Strategy Fund | | 357,020 | 1,864,559 |
| Delaware Trend Instrument Fund | | 2,103,157 | 4,312,607 |
| T. Rowe Price Small Cap Stock Fund | | 5,550,376 | 12,055,246 |
| American Funds Europacific Growth Fund | | 20,652,541 | 11,006,076 |
| ICI Company Stock Fund | | 2,669,342 | 1,861,353 |
| Fidelity Magellan Fund | | (24,586,595) | (7,706,077) |
| Fidelity Equity Income Fund | | 692,620 | 8,295,003 |
| Fidelity Balanced Fund | | 18,785,686 | 6,535,464 |
| Fidelity Aggressive Growth Fund | | (2,511,819) | (1,528,075) |
| Fidelity US Equity Index Pooled Fund | | 1,000,101 | 5,668,928 |
| Vanguard Total Bond Market Index Fund | | 1,957,628 | 378,803 |
| Fidelity Freedom Income Fund | | 285,849 | 161,540 |
| Fidelity Freedom 2010 | | 1,140,061 | 801,285 |
| Fidelity Freedom 2020 | | 1,657,003 | 909,397 |
| Fidelity Freedom 2030 | | 938,752 | 809,557 |
| Fidelity Retirement Money Market Fund | | 28,105 | 3,717 |
| Fidelity Freedom 2040 | | 1,643,304 | 1,256,247 |
| Total net increase in fair value of investments | $ | 36,304,998 | 41,700,584 |

The net investment income of the ICI Master Trust for the years ended December 31, 2005 and 2004 is as follows:

| | | 2005 | 2004 |
|---|---|---|---|
| Investment income: | | | |
| Interest income and dividends | $ | 31,229,925 | 24,479,888 |
| Net appreciation in fair value of stock funds | | 6,192,155 | 9,245,302 |
| Net appreciation in fair value of mutual funds | | 16,804,554 | 29,734,054 |
| | $ | 54,226,634 | 63,459,244 |
| Plan's proportionate share | | 96.4% | 86.3% |

The Plan's proportionate share is affected by the extent of its participation in certain individual funds.



(Continued)

**(6) Related Party Transactions**

At December 31, 2005 and 2004, the Plan had a 97.70% and 98.75%, respectively, beneficial interest in the ICI Company Stock Fund (an investment fund of the ICI Master Trust), which holds ICI ADRs as a principal investment.

Certain plan investments are invested in Fidelity funds. Fidelity is the Trustee of the Plan, and as such, these transactions qualify as party-in-interest.

**(7) Federal Income Tax Status**

The Internal Revenue Services has determined and informed the Company by a letter dated October 9, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and employee benefits and tax counsel of the Company believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

**(8) Commitments and Contingencies**

The Plan is subject to reporting under the Securities Exchange Act of 1934 which requires the Plan to file an annual report on Form 11-K within 180 days of the end of the Plan's fiscal year. As of January 19, 2007, the Plan has not made such filing.

## RETIREMENT SAVINGS PLAN OF THE ICI GROUP

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2005

| Issuer | Description of investment | Cost | Current value |
|---|---|---|---|
| * Participant loans | Interest rates ranging from 5.0% to 12.0% | $ — | 14,988,852 |

* Party-in-interest, not prohibited by ERISA.

See accompanying independent auditors' report.

EXHIBIT INDEX

(1) Consent of KPMG LLP, independent registered public accounting firm.

KPMG

**KPMG LLP**
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

## Consent of Independent Registered Public Accounting Firm

Employee Benefits Investment Committee
ICI American Holdings Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-13642) on Form S-8 of Imperial Chemical Industries PLC of our report dated January 19, 2007 with respect to the statements of net assets available for benefits of the Retirement Savings Plan of the ICI Group as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004, and the related supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Retirement Savings Plan of the ICI Group.

KPMG LLP

Short Hills, New Jersey
February 23, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Retirement Savings Plan of the ICI Group

Date: March 1, 2007

By: [signature]
Designated Representative

w:\Law\Gen\Tmh\11Ks\ICI RSP YE 123105.doc

END